SECU 15027677 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27880

SEC MAIL PROCESSING SECTION RECEIVED AUG 03 2015 WASH., D.C. 189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Funding, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Technology Dr, Suite 105
(No. and Street)

Canonsburg (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen A. Bryan (724) 746-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/8

9/9

OATH OR AFFIRMATION

I, Richard G. Bryan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Cynthia Lynn Bryan, Notary Public
Cecil Twp., Washington County
My Commission Expires Aug. 10, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bryan Funding, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Theron

For the Year-Ended June 30, 2015

CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Bryan Funding, Inc.
125 Technology Drive,
Suite 105
Canonsburg, PA 15317-9557

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Bryan Funding, Inc. as of June 30, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Bryan Funding, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Bryan Funding, Inc. financial statements. Supplemental Information is the responsibility of Bryan Funding, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures

to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
August 27 2015

Bryan Funding, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended June 30, 2015

ASSETS

Current Assets

Cash and cash equivalents	$ 88,374
Accounts receivable	89,552
Prepaid taxes	1,014
Total Assets	$ 178,940

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Commissions payable	$ 109,796
Shared office liability	5,973
Income taxes payable	574
Total Current Liabilities	116,343

Stockholder's Equity

Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	15,000
Retained earnings	42,597
Total Equity	62,597
	$ 178,940

The accompanying notes are an integral part
of these financial statements.

Bryan Funding, Inc
Financial Statements
Statement of Operations
As of and for the Year-Ended June 30, 2015

Income		
Commissions	$	965,510
Expenses		
Commissions		836,353
Dues and subscriptions		1,363
Wholesaling fees		86,872
Insurance		3,528
Accounting fees		6,780
Legal fees		3,313
Regulatory fees		17,243
Office supplies		2,769
Email gathering service		780
Auto expenses		140
Postage		178
Travel expenses		1,422
Shared office expenses		2,083
Bank and brokerage fees		279
		963,103
Net income before taxes		2,407
Income Taxes		
Federal		369
State		244
		613
Net Income	$	1,794

The accompanying notes are an integral part
of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended June 30, 2015

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:		
Cash received from customers	$	938,660
Cash paid to suppliers		(938,244)
Income taxes paid		(764)
		(348)
Net Increase (Decrease) in Cash and Cash Equivalents		(348)
Cash and Cash Equivalents at July 1, 2014		88,722
Cash and Cash Equivalents June 30, 2015	$	88,374

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$	1,794
Adjustment to reconcile net income (loss) to net cash provided by operating activities:		
Change in assets and liabilities:		
(Increase) decrease in accounts receivable		(26,850)
(Increase) decrease in prepaid expenses		863
(Increase) decrease in prepaid taxes		(400)
Increase (decrease) in commissions payable		21,913
Increase (decrease) in shared office liability		2,083
Increase (decrease) in income taxes payable		249
Net Cash Provided By (Used In) Operating Activities	$	(348)

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended June 30, 2015

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2014	$ 5,000	$ 15,000	$ 40,803
Additional paid-in capital			
Net Income for the Year			1,794
Balances at June 30, 2015	$ 5,000	$ 15,000	$ 42,597

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2015

Note 1 – Organization and Summary of Significant Accounting Policies

A. Nature of Business – Bryan Funding, Inc. (the "Company"), a Pennsylvania Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA")

   The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships and securities. The Company was formed on May 21, 1981.

B. Basis of Presentation – The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

D. Securities Transactions – The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

   GAAP requires that customer and proprietary securities transactions and the related commission income be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a trade date basis.

E. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Concentrations of Credit Risk – The majority of cash and cash equivalents are deposited with one financial institution. The deposits in excess of federally insured limits are subject to risk. The balances of these deposits fluctuate throughout the year based on the operations of the Company.

G. Accounts Receivable - Accounts receivable shown on the accompanying financial statement represents 12B-1 fees due from the mutual fund companies. Also included is a receivable from Bryan Management, LLC for commissions from sale of limited partnership interests.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

H. Revenue Recognition - Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

I. Income Taxes - The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. For the year ended June 30, 2015, there were no uncertain tax positions and therefore no accrued interest and penalties were recorded.The Company files income tax returns in the U.S. federal jurisdiction, and also in the state of Pennsylvania. The tax returns prior to fiscal year 2011 are closed.

J. Fair Value Measurements - The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

Note 2 - Income Taxes

The current income tax included on the accompanying financial statements is $369 and $244 for federal and state taxes, respectively. The company has no deferred income taxes due as of June 30, 2015.

Expected income tax expense at the U.S. statutory tax rate	$ 361	15.0%
The effect of:		
State taxes, net of federal deduction	207	8.6
Prior year payment in excess of accrual	39	1.6
Minor rounding differences	6	0.2
	$ 613	25.4%

Note 3 - Related Party Transactions

The Company paid commissions of $ 12,000 to Richard Bryan during the fiscal year ending June 30, 2015 and has a payable of $ 39,000 due him at June 30, 2015. Richard Bryan is the sole owner of Bryan Funding, Inc. The Company also has a payable, for shared office expenses, of $5,974 due to Bryan Management, LLC as of June 30, 2015. Commissions from Bryan Management, LLC of $113,000 were received during the year. As of June 30, 2015 there is a receivable due of $5,120 from Bryan Management, LLC. Bryan Management, LLC is 100% owned by Richard Bryan. The Company paid commissions of $4,500 and $28,500 to Rebecca Bryan and Karen Bryan, respectively. Rebecca Bryan and Karen Bryan are related to Richard Bryan the sole owner of Bryan Funding, Inc.

Note 4 - Subsequent Events

Management has evaluated subsequent events through August 27, 2015, the date on which the financial statements were available to be issued.

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEC Rule 17a-5 of Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2015

Computation of Net Capital

Stockholder's Equity	$ 62,597
Non-Allowable Assets	
Receivables from non-customers	(1,574)
Prepaid expenses	(1,014)
Net Allowable Capital	$ 60,009

Computation of Net Capital Requirement:

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 7,756
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	55,009

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 116,343
Percentage of Aggregate Indebtedness to Net Capital	193.88

Computation of Reconcilaition of Net Capital

Net Capital Computed on FOCUS IIA as of June 30, 2015	$ 60,009
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 60,009
Reconciled Difference	-

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2015

Statement Related to Uniform Capital Rule

The Company is a member of the FINRA and is subject to the SEA Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during it first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2015, the Company had a net capital of $60,009, which was $55,009 in excess of its required net capital of $5,000. The Company's net capital ratio was 194% (1.94:1). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does maintain customer funds to segregate nor does it maintain separate accounts for customers.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BRYAN FUNDING, INC.

125 Technology Drive
724-746-4004

Suite 105
Toll free: 888.637.9908

Canonsburg, PA 15317
Fax: 724-746-6004

August 27, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2015

Dear Mr. Richardson Jr.,

Please be advised that Bryan Funding, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of July 1, 2014 through June 30, 2015. Bryan Funding, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Bryan Funding, Inc's past business has been of similar nature and has complied to this exemption since its inception, May 1981.

Richard G. Bryan, Jr., the president of Bryan Funding, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review June 30, 2015.

Richard G. Bryan, Jr. has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Bryan Funding, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (724) 746-4004.

Very truly yours,

Bryan Funding, Inc.
Richard G. Bryan, Jr.
President

REPORT ON BROKER DEALER EXEMPTION

For the year ended June 30, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

August 27, 2015

Board of Directors
Bryan Funding, Inc.
125 Technology Drive,
Suite 105
Canonsburg, PA 15317-9557

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Bryan Funding, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bryan Funding, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Bryan Funding, Inc. stated that Bryan Funding, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bryan Funding, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Funding, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

BRYAN FUNDING, INC.

125 Technology Drive
724-746-4004
Suite 105
Toll free: 888.637.9908
Canonsburg, PA 15317
Fax: 724-746-6004

August 27, 2015

Edward Richardson, Jr., CPA
15565 Northland Dr.
Suite 508 West
Southfield, MI. 48075

Dear Mr. Richardson:

We are providing this letter in connection with your audit of the balance sheet of Bryan Funding, Inc. as of June 30, 2015 and the related statements of income, statement of changes in member equity, changes in liabilities subordinated to claims of general creditors and cash flows for the June 30, 2015 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material aspects, the financial position, results of operations, and cash flows of Bryan Funding, Inc. in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flow in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matter that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of August 27, 2015, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles in the United States of America and includes all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which Bryan Funding, Inc. is subject.

2. We have made available to you all
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of the uncorrected financial misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving
   a. Management
   b. Employees who have significant roles in internal control, or
   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly are recorded or disclosed in the financial statements:
    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
    b. Guarantees, whether written or oral, under which the company is contingently liable.
    c. Significant estimates and material concentration known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 64-6

11. There are no:
    a. Violations or possible violations or laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB Accounting Standards Codification 450, Contingencies (formerly Statement of Financial Accounting Standards No.5), and we have not consulted a lawyer concerning litigation, claims, or assessments.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects or contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other account receivables are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by Bryan Funding, Inc., or borrowed under subordination agreement except as disclosed in the financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (of the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.
    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or the Bryan Funding, Inc. (that is, control stock).

17. In addition, Bryan Funding, Inc. at June 30, 2015, had

    a. Recorded all securities exchange memberships on the books.
    b. Properly recorded all participation on joint accounts carried by others.
    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when –issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
    e. No borrowings or claims unconditionally subordinated to all claims or general creators pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by FINRA.

19. Risks associated with concentrations based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of financial statements.
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
    c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

20. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows.

21. There are no significant deficiencies or material weaknesses or material weaknesses or material inadequacies at June 30, 2015, or during the period July 1, 2015to August 27, 2015, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

   a. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15-c3-3(e).
   b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.
   c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
   d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.
   e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
   f. Making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

22. Net capital computations, prepared by Bryan Funding, Inc. during the period of July 1, 2015 through August 27, 2015, indicated that Bryan Funding, Inc. was in compliance with the requirement of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period form July 1, 2015 to August 27, 2015.

24. Bryan Funding, Inc. has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements to their supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have bee been adjusted or reclassified to another account.

25. All borrowings and financial obligations of Bryan Funding, Inc. which we are included in the financial statements at June 30, 2015 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the aforementioned financial statements.

Signature: [signature]

Title: President

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended June 30, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bryan Funding, Inc.
125 Technology Dr, Suite 105
Canonsburg, PA 15317

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Bryan (724) 746-4004

2. A. General Assessment (item 2e from page 2) $ 150
   B. Less payment made with SIPC-6 filed (**exclude interest**) (-)
   ______ Date Paid
   C. Less prior overpayment applied (-)
   D. Assessment balance due or (overpayment) 150
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -
   F. Total assessment balance and interest due (or overpayment carried forward) $ 150
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 150
   H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Not Applicable

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bryan Funding, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 27 day of August, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2014
and ending June 30, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$965,509
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	837,085
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Limited Partnership Interests (Reg D offering) 120,702/reim exp 7,722 (Deductions in excess of $100,000 require documentation)	128,424
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-	
Enter the greater of line (i) or (ii)	-
Total deductions	965,509
2d. SIPC Net Operating Revenues	$-
2e. General Assessment @ .0025	$150 (to page 1, line 2.A.)